

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Brian Kistler
Chief Executive Officer
Titan Holding Group, Inc.
531 Airport North Office Park
 Fort Wayne, IN 46825

> **Re: Titan Holding Group, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed October 19, 2010**
> **File No. 333-168920**

Dear Mr. Kistler:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. We note your response to comments one and five in our letter dated October 12, 2010, and have the following comments:

   • As previously requested, please provide in your prospectus all of the information set forth in your response to comment one in our letter dated September 14, 2010, including, if still true, that you "have no intention to engage in a reverse merger or acquisition with any unidentified company or companies or other entity."

   • Please provide substantially more information about Freedom Energy Holdings and Mr. Kistler's involvement with it.

   • Please describe the material terms of the Sales Representative Agreement filed on EDGAR as exhibit 10.2.

<u>Prospectus Cover Page</u>

2. We note your response to comment two in our letter dated October 12, 2010. Please include on your prospectus cover page the following sentence from the paragraph that you removed in response to our previous comment: The selling shareholders may sell shares of our common stock at a fixed price of $0.01 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." We note similar disclosure on page 15.

3. Please state on your prospectus cover page, as you do elsewhere, that the selling shareholders are underwriters.

Table of Contents, page 4

4. We note your response to comment three in our letter dated October 12, 2010. Please revise your table of contents to replace the reference to your financial statements included in the prospectus. In addition, please remove the reference to the "Signatures" section, which is not included in the prospectus. Please also comply with this comment with respect to the table of contents following your consolidated financial statements.

Prospectus Summary, page 5

The Company, page 5

5. We reissue comment four of our letter dated October 12, 2010 regarding the placement of the disclosure related to your revenue and development stage status.

Our Statement of Organization, page 6

6. Please disclose when you changed your name to, and began operating as, Titan Holding Group, Inc. and whether and when the Sales Representative Agreement entered into between Freedom Financial Holdings, Inc. and Freedom Formulations, LLC, was assigned to you.

7. Please disclose whether any agreements and/or revenues have resulted from the demonstrations you discuss on page 5. Please also clarify how your product demonstration factored into the response to the April 2010 Gulf of Mexico oil spil.

Risk Factors, page 7

(10) We have minimal revenues and limited operating history, page 9

8. We note your response to comment 9 in our letter dated October 12, 2010. Please expand your discussion under this risk factor heading to describe how your record of minimal revenues and a limited operating history pose specific risks that may adversely affect your business or an investment in your common stock.

(22) Regulation, page 12

9. We note your response to comments 16 and 17 in our letter dated October 12, 2010. Please revise your disclosure to clarify the relevance of pipeline and trucking regulations on your business or delete this disclosure as inapplicable.

Item 11. Information with Respect to the Registrant, page 20

Description of Business, page 20

10. We note your disclosure that "KC 9000®…is currently the only product that [you] offer." Please revise your disclosure throughout your prospectus where you state that you specialize in the marketing of crude oil treatment products to clarify that you currently only offer one product.

11. We note your response to comment 20 in our letter dated October 12, 2010. Please disclose the following information:

- The methods that you use to distribute your product.

- The methods of competition in your industry.

- The number of people that you employ in total and on a full-time basis.

    See Items 101(h)(4)(ii), (iv), and (xii) of Regulation S-K.

12. We note your response to comment 21 in our letter dated October 12, 2010. Please describe in more detail your current day-to-day operations. If your current operations are limited to those described in this last paragraph under this heading, please provide affirmative disclosure to this effect.

Industry Overview, page 21

13. We note your response to comment seven in our letter dated October 12, 2010. Please revise your disclosure under this heading to accurately describe the region in which you presently sell your petroleum treatment products. We note the disclosure on page five that Kansas is "the present focus of our marketing efforts."

Planned Expansion of the Company, page 23

Recruit and Hire Experienced Staff, page 23

14. We note your response to comment 24 in our letter dated October 12, 2010. Please clarify what you mean by "[t]he recruiting goal for 2010 is $1,000,000 in additional trailing gross fee income in the current locations…." In this regard, we note that this is your only reference to "trailing gross fee income" and there is no indication that you have more than one location. Please also explain the reference to consolidation/rollup in the last sentence of this section.

Item 16. Exhibits and Financial Statement Schedules, page II-3

    15. We note your response to comment 30 in our letter dated October 12, 2010. Please reference in your exhibit list the material contracts that you have filed with the Form S-1.

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

                 Sincerely,

                 Pamela A. Long
                 Assistant Director

cc: Clifford J. Hunt, Esq.
       Law Office of Clifford J. Hunt P.A. (via facsimile to (727) 471-0447)